FOR IMMEDIATE RELEASE         Contact:  Owen Blicksilver
                                                  For KAI and Colony
                                                  212-303-7603


            Koll Arcadia Investors, Colony Capital Announce Proposal

                     To Recapitalize Santa Anita Companies;

                        Investors Would Acquire 70% Stake


          NEW YORK/LOS ANGELES, March 17 -- Koll Arcadia Investors
          (KAI) and Colony Capital, Inc. today each announced a proposal to recapitalize the Santa Anita Companies (NYSE:
          SAR), a "paired share" REIT based in Arcadia, CA. The proposal by KAI, would provide up to $27 per share in cash to Santa Anita Companies' stockholders.

          Under the terms of the proposal, KAI and Colony would contribute an aggregate of $116.5 million in new equity capital and would cause the Santa Anita Companies to distribute a special dividend of $11 per common share to all shareholders from the proceeds of a new financing. In addition, approximately $61.5 million of the $116.5 million would be used to fund a self-tender for 5.6 million SAR shares in which existing shareholders would be given the option to receive $16 in cash (in addition to the $11 per share special dividend) for each share acquired in the tender, or $11 in cash plus a warrant valued at $5. Gotham Partners, L.P. has agreed to act as a standby purchaser to acquire warrants from the Companies for stockholders choosing the cash option.

          Accordingly, the KAI/Colony proposal will result in the distribution of more than $230 million to Santa Anita stockholders. KAI and Colony would own approximately 70% of the recapitalized Companies following the transaction, and will receive a majority of seats on the Boards of Directors. Gotham Partners, L.P., will also have a representative on the Boards.

          Representatives of KAI and Colony said "we believe it is in the best interests of all the shareholders for the two largest shareholders of Santa Anita to participate in the recapitalization of the Companies. We both have significant investments in the Companies and believe our organizations possess complementary strengths, in terms of capital and transaction opportunities, and share a common vision to foster the growth of Santa Anita into a major enterprise. Each of our organizations looks forward to bringing the recapitalization process to a timely conclusion and getting to the business of maximizing shareholder values."

          The representatives added that "by coordinating the resources of KAI and Colony, this new proposal improves on KAI's most recent offer, through the commitment of an additional $25 million of equity capital and the sponsorship of another major shareholder. This additional equity will enhance the Companies' ability to immediately embark upon accretive acquisitions."

          KAI is an investment partnership comprised of principals of the Koll Companies and Apollo Real Estate Investors II,
          L.P., a $570 million equity fund. KAI had previously made a recapitalization proposal to the Companies and owns approximately 8.7% of the paired common stock of the Companies.

          Colony Capital, Inc. is a Los Angeles-based investment firm which invests on behalf of Colony Investors II, L.P., a $625 million equity fund. Colony had previously announced a planned strategic alliance with the Companies and owns approximately 8.0% of the paired stock of the Companies on a fully diluted basis.

          Gotham Partners, L.P. is a New York-based investment fund and 5% shareholder of the Companies, which agreed to act as standby purchaser of warrants as part of KAI's previous offer.

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